Exhibit 99.1

INTERVAL LEISURE GROUP REPORTS FIRST QUARTER 2016 RESULTS

Miami, FL, May 9, 2016 — Interval Leisure Group (Nasdaq: IILG) (“ILG”) today announced results for the three months ended March 31, 2016.

FIRST QUARTER 2016 HIGHLIGHTS

•                  Consolidated revenue increased to $185.9 million, and excluding pass-through revenue increased to $147.6 million.

•                  Adjusted EBITDA was $54.8 million, 3% higher compared to 2015

•                  Diluted EPS was $0.38 and Adjusted diluted EPS was $0.41

•                  Free cash flow was $33.5 million

•                  On April 20, 2016 ILG stockholders voted to approve the share issuance in connection with the acquisition of Vistana Signature Experiences, Starwood Hotels and Resorts vacation ownership business.

“ILG began the year slightly ahead of 2015 and in-line with our expectations. Our results reflect increased transaction volume and fees in the exchange business and higher sales at the HVO consolidated properties, as well as investments in the sales and marketing infrastructure at HVO”, said Craig M. Nash, chairman, president, and CEO of Interval Leisure Group.” For the remainder of 2016, we will continue to execute on our organic initiatives, as well as the integration of Vistana into our portfolio upon closing. With a strong balance sheet, enhanced long term growth, and robust free cash flow profile, the new ILG will be uniquely positioned to capitalize on emerging trends in the industry and create significant shareholder value.”

Financial Summary & Operating Metrics (USD in millions except per share amounts)

	Three Months Ended March 31,
METRICS	2016	2015	Year Over Year % Change

Exchange and Rental revenue	133.9	135.6	(1.2)%
Vacation Ownership revenue	52.0	48.9	6.3%
Total revenue	185.9	184.6	0.7%
Revenue excluding pass-throughs	147.6	146.6	0.7%
Gross profit	103.2	102.2	1.0%
Net income attributable to common stockholders	22.2	25.3	(12.2)%
Adjusted net income*	23.7	25.0	(5.1)%
Diluted EPS	$0.38	$0.44	(13.6)%
Adjusted diluted EPS*	$0.41	$0.43	(4.7)%
Adjusted EBITDA*	54.8	53.2	3.0%

BALANCE SHEET DATA	March 31, 2016	December 31, 2015
Cash and cash equivalents	96.9	93.1
Debt	403.0	415.7

	Three Months Ended March 31,		Year Over Year
CASH FLOW DATA	2016	2015	% Change
Net cash provided by operating activities	40.1	64.7	(38.0)%
Free cash flow*	33.5	59.9	(44.0)%

* “Adjusted net income”, “Adjusted EPS”, “Adjusted EBITDA” and “Free cash flow” are non-GAAP measures as defined by the U.S. Securities and Exchange Commission (the “SEC”). Please see “Presentation of Financial Information,” “Glossary of Terms” and “Reconciliations of Non-GAAP Measures” below for an explanation of non-GAAP measures used throughout this release.

First Quarter 2016 Consolidated Operating Results

Consolidated revenue for the quarter ended March 31, 2016 was $185.9 million, an increase of 0.7% compared to the first quarter of 2015.

Net income attributable to common stockholders for the three months ended March 31, 2016 was $22.2 million, lower by $3.1 million compared to 2015.  Diluted earnings per share (EPS) was $0.38 compared to $0.44 in 2015.  Impacting these results are $1.7 million of incremental after-tax interest expense due to the higher interest rate on the senior notes compared to the revolver, and an after-tax increase of $1.7 million associated with acquisition-related expenses. Also affecting the comparison is $0.9 million related to the estimated accrual for a European Union value added tax matter which positively impacted results in the first quarter of 2015.

Adjusted net income (defined below) for the quarter ended March 31, 2016 was $23.7 million. The incremental after-tax interest expense related to the refinancing of the revolver with the senior notes impacted diluted EPS by $0.03. Excluding this incremental expense, adjusted net income attributable to common shareholders would have been $25.4 million and adjusted diluted EPS would have been $0.43.

Business Segment Results

Exchange and Rental

Exchange and Rental segment revenue for the three months ended March 31, 2016 was $133.9 million, slightly lower than 2015 primarily due to lower rental management revenue and a decline in membership fee revenue, partly offset by higher transaction revenue in the quarter.

For the first quarter of 2016, transaction revenue (defined below) was $57.8 million, 2.6% higher than in the same period in 2015 driven by higher revenue from exchanges and getaways from a combination of increased volume and higher average transaction fee. Membership fee revenue was $30.6 million, a decrease of 5.1% partly attributable to the continued shift in the percentage mix of our membership base from traditional to corporate members and related fee compression from corporate accounts. Membership mix as of March 31, 2016 included 57% traditional and 43% corporate members, compared to 58% and 42% in the prior year.

Total active members at March 31, 2016 increased slightly compared to 2015 primarily driven by the bulk enrollment from a multi-site club. Average revenue per member for the first quarter of 2016 was $49.36, slightly lower than the comparable period in 2015.

During the quarter, the Interval Network affiliated 21 vacation ownership resorts in domestic and international markets.

Year-over-year, rental management revenue decreased by $1.7 million to $12.5 million driven primarily by lower available room nights, partly offset by increases in ADR. The decrease in available room nights and the ADR and RevPar increases are partly attributable to the exit of certain lower ADR mainland properties from the system.

Exchange and Rental segment adjusted EBITDA was $47.5 million in the first quarter, an increase of nearly 4% from the prior year driven by higher operating income in the period largely as a result of sales and marketing cost savings and lower employee related costs.

Vacation Ownership

Vacation Ownership segment revenue for the three months ended March 31, 2016 was $52.0 million, including $24.7 million of management fee revenue (defined below). The increase over the prior year of $3.1 million, or 6.3%, in segment revenue primarily reflects an increase of $3.2 million in vacation ownership sales and financing revenue resulting from higher sales of vacation ownership intervals at the HVO consolidated properties. This increase was partly offset by a 1.4% decrease in management fee revenue reflecting the negative currency impact in consolidating our VRI Europe business. In constant currency management fee revenue would have been essentially flat compared to 2015.

Vacation Ownership segment adjusted EBITDA was $7.2 million in the first quarter, a decrease of 1.1% compared to 2015. Impacting these results are investments in the sales and marketing infrastructure at the consolidated properties and lower equity in earnings from unconsolidated entities reflecting the grand opening of the Hyatt Ka’anapali Beach, and corresponding higher level of sales, in the first quarter of 2015.

CAPITAL RESOURCES AND LIQUIDITY

As of March 31, 2016, ILG’s cash and cash equivalents totaled $96.9 million, compared to $93.1 million as of December 31, 2015.

The principal amount outstanding of long term debt as of March 31, 2016 was $412 million consisting of our $350 million 5 5/8% Senior Notes and $62 million drawn under our revolving credit facility.

For the first quarter of 2016, net cash provided by operating activities was $40.1 million from $64.7 million in 2015. The decrease of $24.6 million was principally due to the timing of certain cash receipts, most of which were collected after quarter-end, as well as the timing of certain cash disbursements. Capital expenditures, primarily related to IT, totaled $6.6 million, or 3.5% of revenue. Free cash flow (defined below) was $33.5 million.

Dividend

During the first quarter 2016, ILG paid $7 million, or $0.12 cents per share in dividends.

In May 2016, our Board of Directors declared a $0.12 per share dividend payable June 21, 2016 to shareholders of record on June 7, 2016.

VISTANA ACQUISITION

On October 28, 2015, ILG announced it had entered into an agreement to acquire Vistana Signature Experiences, Inc. (“Vistana”), the vacation ownership business of Starwood Hotels and Resorts Worldwide, Inc. (“Starwood”). The acquisition will be effected through a “Reverse Morris Trust” transaction pursuant to which Vistana, a wholly-owned subsidiary of Starwood, will be distributed to Starwood shareholders and immediately thereafter merge with a wholly-owned subsidiary of ILG, with Vistana surviving as a wholly-owned subsidiary of ILG. The combination will result in Starwood shareholders owning at closing approximately 55% of the combined company on a fully diluted basis, with existing shareholders of ILG owning approximately 45% of the combined company on a fully diluted basis, based on a fixed exchange ratio.

On April 29, 2016 ILG and Starwood announced a brief delay in the planned closing while both companies work to avoid unnecessary tax withholding under the Foreign Investment in Real Property Tax Act of 1980 (FIRPTA). Today we announced that ILG and Starwood have concluded that no withholding of tax under FIRPTA is required with respect to ILG common stock received by any person in ILG’s upcoming acquisition of Vistana.  In addition, the parties are working with the Internal Revenue Service to confirm that any gain realized by a non-U.S. holder that is treated for tax purposes as owning 5% or less of the stock of Starwood and Vistana between and including the record date and the closing date will not be subject to FIRPTA tax on the disposition of Vistana stock in the transaction.  Shareholders should consult their tax advisors as to the particular tax consequences to them of the transactions.

The transaction, which has received all necessary regulatory and shareholder approvals, is now expected to close by the end of this week, subject to satisfaction or waiver of customary closing conditions.

BUSINESS OUTLOOK AND GUIDANCE

While the closing date of the Vistana acquisition is expected by the end of this week, we are reaffirming our fiscal year 2016 guidance for ILG plus a full eight months of Vistana. This guidance assumes a $350 million securitization of mortgages receivables in the second half of 2016 and reflects the estimated impact of purchase accounting on revenue.

	ILG plus 8 months of Vistana
(in millions)	Low	High
Consolidated revenues*	$1,350	$1,450
Adjusted EBITDA	$265	$285
Adjusted free cash flow	$155	$185

* Includes an estimated $300 million of pass-throughs

PRESENTATION OF FINANCIAL INFORMATION

ILG management believes that the presentation of non-generally accepted accounting principles (non-GAAP) financial measures, including, among others, EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted EPS, free cash flow and constant currency, serves to enhance the understanding of ILG’s performance. These non-GAAP financial measures should be considered in addition to and not as substitutes for, or superior to, measures of financial performance prepared in accordance with generally accepted accounting principles (GAAP). In addition, adjusted EBITDA (with certain different adjustments) is used to calculate compliance with certain financial covenants in ILG’s credit agreement and indenture. Management believes that these non-GAAP measures improve the transparency of our disclosures, provide meaningful presentations of our results from our business operations excluding the impact of certain items not related to our core business operations and improve the period to period comparability of results from business operations. These measures may also be useful in comparing our results to those of other companies; however, our calculations may differ from the calculations of these measures used by other companies. More information about the non-GAAP financial measures, including reconciliations of historical GAAP results to the non-GAAP measures, is available in the financial tables that accompany this press release.

CONFERENCE CALL

ILG will host a conference call today at 4:30 p.m. Eastern Daylight Time to discuss its results for the first quarter 2016, with access via the Internet and telephone. Investors and analysts may participate in the live conference call by dialing (844) 826-0618 (toll-free domestic) or (973) 638-3062 (international); Conference ID: 95946234. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for 7 days via telephone starting approximately two hours after the call ends. The replay can be accessed at (855) 859-2056 (toll-free domestic) or (404) 537-3406 (international); Conference ID: 95946234. The webcast will be archived on Interval Leisure Group’s website for 90 days after the call.  A transcript of the call will also be available on the website.

ABOUT INTERVAL LEISURE GROUP

Interval Leisure Group (ILG) is a leading global provider of non-traditional lodging, encompassing a portfolio of leisure businesses from vacation exchange and rental to vacation ownership. In its exchange and rental segment, Interval International and Trading Places International (TPI) offer vacation exchange and travel-related products to more than 2 million member families worldwide, while Hyatt Residence Club provides exchanges among its branded resorts in addition to its participation in the Interval Network. Aston Hotels & Resorts and Aqua Hospitality provide hotel and condominium rentals and resort management. In its vacation ownership segment, Vacation Resorts International, VRI Europe, Hyatt Vacation Ownership (HVO), and TPI provide management services to timeshare resorts and clubs, as well as homeowners’ associations. HVO also sells, markets, and finances vacation ownership interests. Through its subsidiaries, ILG independently owns and manages the Hyatt Residence Club program and uses the Hyatt Vacation Ownership name and other Hyatt marks under license from affiliates of Hyatt Hotels Corporation. Headquartered in Miami, Florida, ILG has offices in 16 countries and more than 5,000 employees. For more information, visit www.iilg.com.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this communication, including statements regarding our future financial performance, our business prospects and strategy, anticipated financial position, liquidity, capital needs and other similar matters, as well as financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of Interval Leisure Group, Inc. (“ILG”) and Vistana Signature Experiences, Inc. (“Vistana”), which will immediately follow the proposed spin-off of Vistana from Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of ILG and are subject to significant risks and uncertainties outside of ILG’s control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) risks that any of the closing conditions to the proposed merger, including Starwood’s spin-off of Vistana, may not be satisfied in a timely manner, (3) risks related to disruption of management time from ongoing business operations due to the proposed merger, (4) failure to realize the benefits expected from the proposed merger, (5) the effect of the announcement of the proposed merger on the ability of ILG and Starwood to retain and hire key personnel and maintain relationships with their key business partners, and on their operating results and businesses generally, (6) adverse trends in economic conditions generally or in the vacation ownership, vacation rental and travel industries, or adverse events or trends in key vacation destinations, (7) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (8) lack of available financing for, or insolvency or consolidation of developers, (9) decreased demand from prospective purchasers of vacation interests, (10) travel related health concerns, (11) ILG’s ability to compete effectively and successfully and to add new products and services, (12) ILG’s ability to successfully manage and integrate acquisitions, (13) the occurrence of a termination event under the master license agreement with Hyatt, (14) ILG’s ability to market vacation ownership interests successfully and efficiently, (15) impairment of ILG’s assets, (16) the restrictive covenants in ILG’s revolving credit facility and indenture; (17) business interruptions in connection with ILG’s technology systems, (18) the ability of managed homeowners associations to collect sufficient maintenance fees, (19) third parties not repaying advances or extensions of credit, (20) fluctuations in currency exchange rates and (21) ILG’s ability to expand successfully in international markets and manage risks specific to international operations. Discussions of additional risks and uncertainties are contained in ILG’s filings with the U.S. Securities and Exchange Commission. ILG is not under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Three Months Ended
	March 31,
	2016	2015

Revenue	$185,922	$184,552
Cost of sales	82,688	82,357
Gross profit	103,234	102,195
Selling and marketing expense	17,991	18,208
General and administrative expense	37,829	35,895
Amortization expense of intangibles	3,201	3,501
Depreciation expense	4,668	4,269
Operating income	39,545	40,322
Other income (expense):
Interest income	284	267
Interest expense	(6,233)	(2,753)
Other income, net	556	921
Equity in earnings from unconsolidated entities	1,242	1,524
Total other expense, net	(4,151)	(41)
Earnings before income taxes and noncontrolling interests	35,394	40,281
Income tax provision	(12,639)	(14,492)
Net income	22,755	25,789
Net income attributable to noncontrolling interests	(573)	(527)
Net income attributable to common stockholders	$22,182	$25,262

Earnings per share attributable to common stockholders:
Basic	$0.38	$0.44
Diluted	$0.38	$0.44
Weighted average number of shares of common stock outstanding:
Basic	57,619	57,179
Diluted	57,954	57,747
Dividends declared per share of common stock	$0.12	$0.12

Adjusted net income(1)	$23,678	$24,961
Adjusted earnings per share(1):
Basic	$0.41	$0.44
Diluted	$0.41	$0.43

(1) “Adjusted net income” and “Adjusted earnings per share” are non-GAAP measures as defined by the SEC. Please see “Reconciliations of Non-GAAP Measures” for a reconciliation to the comparable GAAP measure.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	March 31, 2016	December 31, 2015

ASSETS
Cash and cash equivalents	$96,850	$93,088
Vacation ownership mortgages receivable, net	5,741	5,913
Vacation ownership inventory	44,979	47,006
Deferred membership costs	8,109	8,126
Prepaid income taxes	190	12,656
Other current assets	126,635	90,590
Total current assets	282,504	257,379
Vacation ownership mortgages receivable, net	27,074	26,325
Investments in unconsolidated entities	44,193	38,319
Goodwill and intangible assets, net	805,317	811,780
Deferred membership costs	9,650	9,830
Other non-current assets	137,495	135,474
TOTAL ASSETS	$1,306,233	$1,279,107

LIABILITIES AND EQUITY LIABILITIES:
Accounts payable, trade	$22,490	$35,998
Deferred revenue	108,010	85,684
Other current liabilities	106,284	90,303
Total current liabilities	236,784	211,985
Long-term debt	402,988	415,700
Deferred revenue	87,424	87,061
Other long-term liabilities	101,532	98,242
TOTAL LIABILITIES	828,728	812,988
Redeemable noncontrolling interest	713	708
Total ILG stockholders’ equity	443,718	431,993
Noncontrolling interests	33,074	33,418
TOTAL EQUITY	476,792	465,411
TOTAL LIABILITIES AND EQUITY	$1,306,233	$1,279,107

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended March 31,
	2016	2015

Cash flows from operating activities:
Net income	$22,755	$25,789
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization expense of intangibles	3,201	3,501
Amortization of debt issuance costs	444	223
Depreciation expense	4,668	4,269
Provision for loan losses	489	—
Non-cash compensation expense	3,608	3,522
Deferred income taxes	727	(737)
Equity in earnings from unconsolidated entities	(1,242)	(1,524)
Excess tax benefits from stock-based awards	(197)	(1,817)
Gain/ (loss) on disposal of property and equipment	(1)	218
Changes in operating assets and liabilities	5,655	31,261
Net cash provided by operating activities	40,107	64,705
Cash flows from investing activities:
Investment in unconsolidated entitiy	(4,650)	—
Capital expenditures	(6,576)	(4,804)
Investment in financing receivables	(2,250)	—
Other	(2)	(6)
Net cash used in investing activities	(13,478)	(4,810)
Cash flows from financing activities:
Payments on revolving credit facility, net	(13,000)	(30,000)
Payments of debt issuance costs	(11)	(180)
Dividend payments to stockholders	(6,959)	(6,892)
Withholding taxes on vesting of restricted stock units	(1,557)	(4,333)
Proceeds from the exercise of stock options	—	63
Excess tax benefits from stock-based awards	197	1,817
Net cash provided by (used in) financing activities	(21,330)	(39,525)
Effect of exchange rate changes on cash and cash equivalents	(1,537)	(3,771)
Net increase in cash and cash equivalents	3,762	16,599
Cash and cash equivalents at beginning of period	93,088	80,493
Cash and cash equivalents at end of period	$96,850	$97,092

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest, net of amounts capitalized	$897	$2,443
Income taxes, net of refunds	$(429)	$1,279

OPERATING STATISTICS

	Three Months Ended March 31,
	2016	% Change	2015
Exchange and Rental
Total active members at end of period (000’s)	1,824	0.7%	1,811
Average revenue per member	$49.36	(1.0)%	$49.87
Available room nights (000’s)	682	(11.9)%	774
RevPAR(1)	$136.00	6.3%	$127.98

Vacation Ownership
Contract sales (000’s)	$25,885	(7.7)%	$28,052
Average transaction price	$35,314	(13.8)%	$40,951
Volume per guest	$4,094	(5.8)%	$4,348

(1) Due to a change in industry reporting standards (effective January 1, 2015) and certain revisions resulting from a refinement in our calculation of RevPAR pursuant to industry reporting standards, RevPAR for the three months ended March 31, 2015 has been recast from $130.39.

ADDITIONAL DATA

	Three Months Ended March 31,
	2016	% Change	2015
	(Dollars in thousands)
Exchange and Rental
Transaction revenue	$57,780	2.6%	$56,337
Membership fee revenue	30,645	(5.1)%	32,275
Ancillary member revenue	1,241	(11.3)%	1,399
Total member revenue	89,666	(0.4)%	90,011
Other revenue	8,840	1.6%	8,705
Rental management revenue	12,495	(12.0)%	14,199
Pass-through revenue	22,941	1.0%	22,721
Total revenue	$133,942	(1.2)%	$135,636
Exchange and Rental gross margin	61.9%	(0.5)%	62.2%
Exchange and Rental gross margin without Pass- through Revenue	74.7%	(0.1)%	74.8%

Vacation Ownership
Management fee revenue	$24,567	(2.0)%	$25,058
Sales and financing revenue	11,985	39.4%	8,596
Pass-through revenue	15,428	1.1%	15,262
Total revenue	$51,980	6.3%	$48,916
Vacation Ownership gross margin	39.2%	7.7%	36.4%
Vacation Ownership gross margin without Pass- through Revenue	55.7%	5.5%	52.8%

RECONCILIATIONS OF NON-GAAP MEASURES

	Three Months Ended March 31,
	2016	% Change	2015
	(Dollars in thousands)

Net cash provided by operating activities	$40,107	(38.0)%	$64,705
Less: Capital expenditures	(6,576)	36.9%	(4,804)
Free cash flow	$33,531	(44.0)%	$59,901

	Three Months Ended March 31,
	2016	2015
	(Dollars in thousands, except per share data)

Net income attributable to common stockholders	$22,182	$25,262
Acquisition related and restructuring costs	2,927	207
Other non-operating foreign currency remeasurements	(620)	(1,076)
Impact of purchase accounting	160	376
Income tax impact of adjusting items(1)	(971)	192
Adjusted net income	$23,678	$24,961
Adjusted earnings per share:
Basic	$0.41	$0.44
Diluted	$0.41	$0.43

(1) Tax rate utilized is the applicable effective tax rate respective to the period to the extent amounts are deductible.

	Three Months Ended March 31,
	2016			2015
	Exchange and Rental	Vacation Ownership	Consolidated	Exchange and Rental	Vacation Ownership	Consolidated
	(Dollars in thousands)

Adjusted EBITDA	$47,533	$7,245	$54,778	$45,872	$7,322	$53,194
Non-cash compensation expense	(2,830)	(778)	(3,608)	(2,748)	(774)	(3,522)
Other non-operating income (expense), net	525	31	556	926	(5)	921
Acquisition related and restructuring costs	(323)	(2,604)	(2,927)	(102)	(105)	(207)
Impact of purchase accounting	—	(160)	(160)	—	(376)	(376)
EBITDA	44,905	3,734	48,639	43,948	6,062	50,010
Amortization expense of intangibles	(2,001)	(1,200)	(3,201)	(2,155)	(1,346)	(3,501)
Depreciation expense	(4,207)	(461)	(4,668)	(3,826)	(443)	(4,269)
Less: Net income attributable to noncontrolling interests	5	568	573	9	518	527
Less: Other non-operating income (expense), net	(525)	(31)	(556)	(926)	5	(921)
Equity in earnings in unconsolidated entities	11	(1,253)	(1,242)	(15)	(1,509)	(1,524)
Operating income	$38,188	$1,357	39,545	$37,035	$3,287	40,322
Interest income			284			267
Interest expense			(6,233)			(2,753)
Other non-operating income, net			556			921
Equity in earnings in unconsolidated entities			1,242			1,524
Income tax provision			(12,639)			(14,492)
Net income			22,755			25,789
Net income attributable to noncontrolling interests			(573)			(527)
Net income attributable to common stockholders			$22,182			$25,262

RECONCILIATIONS OF NON-GAAP MEASURES

2016 OUTLOOK

ILG plus 8 months of Vistana

	Current Guidance
	Low	High
	(In millions)
Adjusted EBITDA	$265	$285
Non-cash compensation expense	(17)	(17)
Other non-operating income, net	—	—
Acquisition related and restructuring costs	(8)	(8)
Percentage of completion accounting	17	17
Depreciation and amortization	(64)	(64)
Interest, net	(24)	(24)
Income tax provision	(64)	(71)
Net income attributable to common stockholders	$105	$118

	Current Guidance
	Low	High
	(In millions)
Net cash provided by operating activities	$138	$153
Securitization proceeds net of debt issuance costs and repayments of securitized debt	170	170
Changes in restricted cash	(14)	(14)
Transaction related expenses	18	18
Less: Capital expenditures	(157)	(142)
Adjusted free cash flow	$155	$185

GLOSSARY OF TERMS

Acquisition related and restructuring costs - Represents transaction fees, costs incurred in connection with performing due diligence, subsequent adjustments to our initial estimate of contingent consideration obligations associated with business acquisitions, and other direct costs related to acquisition activities. Additionally, this item includes certain restructuring charges primarily related to workforce reductions, costs associated with integrating acquired businesses and estimated costs of exiting contractual commitments.

Adjusted earnings per share (EPS) is defined as adjusted net income divided by the weighted average number of shares of common stock outstanding during the period for basic EPS and, additionally, inclusive of dilutive securities for diluted EPS.

Adjusted EBITDA - EBITDA, excluding, if applicable: (1) non-cash compensation expense, (2) goodwill and asset impairments, (3) acquisition related and restructuring costs, (4) other non-operating income and expense, (6) the impact of the application of purchase accounting, (7) the deferral adjustment associated with percentage of completion accounting guidelines reflecting its impact on GAAP revenues and expenses, and (8) other special items. The Company’s presentation of adjusted EBITDA may not be comparable to similarly-titled measures used by other companies.

Adjusted net income is defined as net income attributable to common stockholders, excluding the impact of (1) acquisition related and restructuring costs, (2) other non-operating foreign currency remeasurements, and (3) other special items.

Ancillary member revenue - Other Interval Network member related revenue including insurance and travel related services.

Available room nights - Number of nights available for rental by Aston and Aqua at managed vacation properties, which excludes all rooms under renovation.

Average revenue per member - Membership fee revenue, transaction revenue and ancillary member revenue for the Interval Network and Hyatt Residence Club for the applicable period, divided by the monthly weighted average number of Interval Network active members during the applicable period. Hyatt Residence Club revenue is included herein only since its date of acquisition.

Average transaction price — Contract Sales divided by the net number of transactions during the period.

Constant currency — Represents current period results of operations determined by translating the functional currency results into dollars (the reporting currency) using the actual blended rate of translation from the comparable prior period. Management believes that the presentation of results of operations excluding the effect of foreign currency translations serves to enhance the understanding of ILG’s performance and improves period to period comparability of results from business operations.

Contract sales — Total vacation ownership interests sold at consolidated and unconsolidated projects pursuant to purchase agreements, net of actual cancellations and rescissions, where we have met a minimum threshold amounting to a 10% down payment of the contract purchase price during the period.

EBITDA - Net income attributable to common stockholders excluding, if applicable: (1) non-operating interest income and interest expense, (2) income taxes, (3) depreciation expense, and (4) amortization expense of intangibles.

Free cash flow - Cash provided by operating activities less capital expenditures.

Gross lodging revenue - Total room revenue collected from all Aston and Aqua-managed occupied rooms.

Management fee revenue — Represents vacation ownership property management revenue earned by our Vacation Ownership segment exclusive of pass-through revenue.

Membership fee revenue — Represents fees paid for membership in the Interval Network and Hyatt Residence Club.

Net leverage — Long term debt (excluding issuance costs) minus cash and cash equivalents divided by Adjusted EBITDA.

Other special items — consist of other items that we believe are not related to our core business operations.

Other revenue — includes revenue related primarily to exchange and rental transaction activity and membership programs outside of the Interval Network and Hyatt Residence Club, sales of marketing materials primarily for point-of-sale developer use, and certain financial services-related fee income.

Pass-through revenue - Represents the compensation and other employee-related costs directly associated with managing properties that are included in both revenue and cost of sales and that are passed on to the property owners or homeowner associations without mark-up. Pass-through revenue of the Vacation Ownership segment also includes reimbursement of sales and marketing expenses, without mark-up, pursuant to contractual arrangements. Management believes presenting gross margin without these expenses provides management and investors a relevant period-over-period comparison

Rental management revenue — Represents rental management revenue earned by our vacation rental businesses within our Exchange and Rental segment, exclusive of pass-through revenue.

RevPAR - Gross Lodging Revenue divided by Available Room Nights for Aston and Aqua.

Total active members - Active members of the Interval Network as of the end of the period. Active members are members in good standing that have paid membership fees and any other applicable charges in full as of the end of the period or are within the allowed grace period. All Hyatt Residence Club members are also members of the Interval Network.

Transaction revenue — Interval Network and Hyatt Residence Club transactional and service fees paid primarily for exchanges, Getaways, reservation servicing and related transactions.

Volume per guest — Contract sales divided by the total number of tours during the period.

Interval Leisure Group

Investor Contact:
Lily Arteaga, 305 925-7302
Investor Relations
Lily.Arteaga@iilg.com

Or

Media Contact:
Christine Boesch, 305-925-7267
Corporate Communications
Chris.Boesch@iilg.com